UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A
Amendment No. 1
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number   001-31547
Foothills Resources, Inc.

(Exact name of registrant as specified in its charter)
4540 California Avenue, Suite 550
Bakersfield, California 93309
(661) 716 - 1320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 Par Value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 166
Explanatory Note: This Amendment No. 1 to our Form 15 filed on May 11, 2009 is filed for the purpose of adding a designation of [X] to the box related to Rule 12g-4(a)(1).
Pursuant to the requirements of the Securities Exchange Act of 1934, Foothills Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2009	By:	/s/ Dennis B. Tower
		Name:	Dennis B. Tower
		Title:	Chairman of the Board and Chief Executive Officer